EXHIBIT 11

NANO-PROPRIETARY, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2005	2004	2003	2005	2004	2003

Net income (loss) applicable
to common shareholders	$(1,213,083)	$(1,136,322)	$(1,534,897)	$(4,661,534)	$(4,612,026)	$(4,214,202)

Weighted average number
of common shares	99,634,507	96,018,127	95,424,044	98,957,812	96,609,237	87,366,507

Net income (loss) per
per share	$(0.01)	$(0.01)	$(0.02)	$(0.05)	$(0.05)	$(0.05)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.